U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Chavkin                         Arnold                         L.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


American Tower Corporation ("AMT")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

March 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                                      J
Class A Common Stock                   3/7/01         (FNs 1          100,000      A     N/A       121,719        I        (FN 1)
                                                       and 3)
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Class A Common Stock                   N/A            N/A             N/A         N/A     N/A     3,584,960       I        (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                       10.
                                                                                                            9.         Owner-
                                                                                                            Number     ship
                                                                                                            of         Form
                    2.                                                                                      Deriv-     of
                    Conver-                    5.                               7.                          ative      Deriv- 11.
                    sion                       Number of                        Title and Amount            Secur-     ative  Nature
                    or                         Derivative    6.                 of Underlying      8.       ities      Secur- of
                    Exer-             4.       Securities    Date               Securities         Price    Bene-      ity:   In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)   of       ficially   Direct direct
                    Price    Trans-   action   or Disposed   Expiration Date    ----------------   Deriv-   Owned      (D) or Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)           Amount     ative    at End     In-    ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------           or         Secur-   of         direct Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date    Expira-            Number     ity      Month      (I)    ship
Security            Secur-   Day/     ------   ------------  Exer-   tion               of         (Instr.  (Instr.    (Instr.Instr.
(Instr. 3)          ity      Year)    Code V    (A)  (D)     cisable Date      Title    Shares     5)       4)         4)       4)
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

Class C Non Voting                                                             Class A
Common Stock         1 for 1  N/A      N/A  N/A  N/A  N/A       (FN 4)         Common
                                                                               Stock      2,267,813  -0-    2,267,813   I     (FN 1)
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Option to
Purchase
Class A                                                                        Class A
Common Stock         $30.63   N/A      N/A  N/A  N/A   N/A    9/21/00  9/21/10 Common
                                                                               Stock      15,000    -0-     15,000     D      (FN 5)
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
Explanation of Responses:

(1) The amounts shown in line 1 of Table I and in Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners
(BHCA), L.P. ("JPM BHCA"), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of JPMP Capital Corporation, the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA. Mr. Chavkin disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. In March 2001, JPM BHCA acquired an additional 100,000 shares of the issuer as consideration for the issuer's acquisition of 78,432 shares of Common Stock of America Connect from JPM BHCA.

(2) These shares are owned by J.P. Morgan Partners (23A SBIC), LLC, an affiliate of JPM BHCA. Mr. Chavkin disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3) These shares were acquired by JPM BHCA through an exchange with America Connect.

(4) Each share of Class C Common Stock is convertible into one share of Class A Common Stock at the option of the holder upon the occurrence of certain events.

(5) Stock option grant for non-employee directors issued pursuant to the 1997 American Tower Stock Option Plan. The reporting person is obligated to exercise these options at the request of, and to transfer the shares issued thereunder to, JPM BHCA. The reporting person disclaims beneficial ownership of the options and any shares issuable upon their exercise to the extent such ownership exceeds his pecuniary interest therein.






/s/  Arnold L. Chavkin                                        8/10/2001
---------------------------------------------            -----------------------
     Arnold L. Chavkin                                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.